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                               REGISTER.COM, INC.
                          575 Eighth Avenue, 11th Floor
                               New York, NY 10018
                                 (212) 798-9100


                                 August 9, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:    John Saia


Re:         Register.com, Inc.
            ------------------
            Registration Statement on Form S-1 (Reg. No. 333-42318) (the "Registration Statement")


Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions.

            Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto", and which is to be included in the file for the Registration Statement.

            Otherwise, please direct all inquiries to Scott L. Kaufman, Esq. at (212) 237-2548.


                                          Respectfully,

                                          REGISTER.COM, INC.

                                          /s/Jack S. Levy
                                          -------------------------------
                                          Jack S. Levy
                                          General Counsel and Secretary
cc.  Scott L. Kaufman